EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited Fourth Quarter 2020 Financial Results

Company Revenues, Gross Margin and EPS All Exceed Guidance

TAINAN, Taiwan, Jan. 07, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended December 31st, 2020. The fourth quarter revenues, gross margin and EPS all exceeded the guidance issued on November 12th, 2020. Both revenues and gross margin hit record highs in the fourth quarter of 2020.

  Revenues were $275.8 million, an increase of 14.9% sequentially from $239.9 million in the third quarter of 2020, higher than the guidance of around 10% sequential increase. This represents an increase of 57.6% year-over-year.
  Gross margin was 31.2%, exceeding the guidance of around 29%. This represents an increase of 890 basis points sequentially and an increase of 1,060 basis points compared to the same period last year.
  IFRS earnings per diluted ADS were expected to be around 19.5 cents, exceeding the guidance of around 15.0 cents to 16.0 cents. This compares to 4.9 cents in the previous quarter and 0.6 cents in the same period last year.
  Non-IFRS earnings per diluted ADS were expected to be around 19.7 cents, exceeding the guidance of around 15.1 cents to 16.1 cents. This compares to 7.3 cents in the previous quarter and 0.9 cents in the same period last year.

“Both revenues and gross margin reached new highs in the quarter, thanks to strong momentum across all major business segments. Bucking slow seasonality into the first quarter, the business momentum continues to stay strong at the moment. We will give detailed updates in the upcoming earnings call,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. The Company will provide its full financial report with investors and analysts at the next conference call in February. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phones, tablets, laptops, TVs, PC cameras, automobiles, security, medical devices, home appliance and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,009 patents granted and 561 patents pending approval worldwide as of December 31st, 2020. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.
http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2019 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Senior Vice President
Investor Relations -US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us